January 20, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Guidewire Software, Inc. Registration Statement on Form S-1 (File No. 333-176667)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Guidewire Software, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-176667) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on January 24, 2012, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated January 9, 2012, was distributed by the Representatives approximately as follows:

Copies to anticipated underwriters	4364
Copies to dealers	0
Copies to institutional investors	4353
Copies to others	0
Total	8717

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ John Bertone
Name: John Bertone
Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ted Tobiason
Name: Ted Tobiason
Title: Managing Director

By:	/s/ Brad Kinnish
Name: Brad Kinnish
Title: Director